EXHIBIT 20.1

Jeffrey I. Friedman
President and
Chief Executive Officer
February 11, 2015

Mr. Jonathan Litt
Founder & CIO
LANDandBUILDINGS
1 Landmark Square, 7th Floor
Stamford, Connecticut 06901

Dear Jon-

In light of your recent statements and various press reports, I want to clear up any misunderstanding or confusion and see if we can reach an agreement in the best interests of Associated Estates and all its shareholders, sparing the Company and you the expense of a proxy contest, and allowing the Board and management to move forward constructively and focus on creating additional shareholder value.

As you know, Associated Estates publicly announced on December 29th that the Company would continue to review additional corporate governance enhancements, including further changes to the composition of the Board, as part of our commitment to the highest standards of corporate governance and we have had discussions with a number of our shareholders since that date. In that regard, I want to again convey to you that we are willing to have two of Land and Buildings' director nominees - specifically, Charles M. Elson and Gregory F. Hughes- join the Associated Estates Board- which is consistent with what you suggested when we met this past Sunday. As you also know, we have had productive discussions with Jon Fosheim, co-founder of Green Street Advisors, who has agreed to join the Company's board. We are prepared to add these additional independent directors to the Board by expanding the Board to nine members in order to facilitate the benefits of having additional perspectives on the Board, and having one current Board member resign. Adding Messrs. Elson, Hughes and Fosheim to our Board would mean that, together with Doug Crocker, the Board would have four new independent directors.

Consistent with the changes we announced on December 29th, the change in the board effected by adding these four new independent directors would be a very substantial governance shift at Associated Estates. The business review led by Doug Crocker, which is already proceeding, also offers the possibility of further change for the benefit of Associated Estates and all of its shareholders. I again invite Land and Buildings' to seize the opportunity for two of your own nominees, namely Messrs. Elson and Hughes, as well as Mr. Fosheim, to participate in the business review, so that we can all work collaboratively to advance the interests of all shareholders.

On behalf of the Board of Directors,

Very truly yours,
JIF/tmb
1 AEC Parkway, Richmond Heights, Ohio 44143 P 216.797.8700 F 216.289.6400 jif@AssociatedEstates.com